SIDLEY AUSTIN LLP ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

FOUNDED 1866

May 20, 2011

By Edgar and Hand Delivery

Securities and Exchange Commission 100 F Street, NE Mail Stop 3561 Washington, D.C. 20549-3561
Attention:	Mr. H. Christopher Owings
Mr. Ronald E. Alper

Re:	West Corporation Amendment No. 5 to Registration Statement on Form S-1 (File No. 333-162292) Filed April 14, 2011

Dear Mr. Owings:

On behalf of West Corporation (the “Company”), we are writing in response to the comment letter, dated May 13, 2011 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) with respect to Amendment No. 5 to the Company’s Registration Statement on Form S-1, Registration No. 333-162292, filed on April 14, 2011 (as so amended, the “Registration Statement”) and relating to the Company’s registration of shares of its common stock, par value $0.001 per share. For your convenience, four (4) courtesy copies of this letter are also being delivered to Mr. Ronald E. Alper.

As previously discussed with the Staff, the Company is currently evaluating market conditions and expects to file Amendment No. 6 to the Registration Statement (“Amendment No. 6”) sufficiently in advance of initiating marketing efforts in connection with the offering of shares of its Common Stock to allow Staff review.

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by the responses of the Company. Page numbers and other similar references with respect to the Registration Statement used in the Staff’s comments and the Company’s response below refer to the Registration Statement as filed on April 14, 2011.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Securities and Exchange Commission

May 20, 2011

Summary Consolidated Financial Data, page 13

1.	We note your calculation of EBITDA and Adjusted EBITDA at the top of page 15. Please revise your calculation of EBITDA to only include earnings before interest expense or income, taxes, depreciation and amortization. If you wish to present a measure other than your current Adjusted EBITDA, which adjusts net income for goodwill impairment and refinancing expense, please explain to us how these adjustments meet the definition of EBITDA within Exchange Act Release No. 47226 or revise the title of such measure to clarify that EBITDA has been further adjusted. Refer to Question and Answer 103.01 of our Compliance and Disclosure Interpretations regarding Non-GAAP Measures, available on our website at www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please also apply this comment to your calculation of EBITDA and Adjusted EBITDA on page 36.

The Company will revise its disclosure on pages 15, 36 and 56 in future filings to remove references to EBITDA and will present only Adjusted EBITDA, calculated as currently presented in the Registration Statement.

Use of Proceeds, page 29

2.	We note that some of the indebtedness you propose to repay with the net proceeds of the offering was incurred within one year. Please describe the use of the proceeds of such indebtedness. See Instruction 4 to Item 504 of Regulation S-K.

The Company will revise its disclosure of its intended use of proceeds in future filings to exclude the repayment of indebtedness incurred within one year, as it does not intend to use any of the proceeds of the offering contemplated by the Registration Statement to repay any portion of its 2018 or 2019 senior notes.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

Financial Operations Overview, page 37

Key Drivers Affecting Our Results of Operations, page 38

Evolution to Automated Technologies, page 38

3.	We note your discussion that your revenue and operating income from automated services businesses has grown due to your evolution into an automated service provider. Please supplement this section to discuss the effects automation has had on your service offerings that are not automated, such as your agent-based services within your communications services segment, including whether your disclosures here indicate intent to exit or reduce your agent-based services in order to focus more completely on automated services.

Securities and Exchange Commission

May 20, 2011

The Company will revise its disclosure on pages 4, 38 and 65 relative to the evolution of automated technologies in future filings to provide additional clarity by inserting the following additional disclosure:

As in the past, we will continue to seek and invest in higher margin businesses, irrespective of whether the associated services are delivered to our customers through an agent-based platform or an automated platform. We expect the services we provide to customers through an automated platform will grow at a faster pace than agent-based services and as a result will continue going forward to increase as a percentage of our total revenue. However, many of our customers require an integrated service offering that incorporates both agent-based and automated services—for example, an automated voice response system with the option for the customer’s client to speak to an agent. Accordingly, we expect agent-based services will continue to represent a meaningful portion of our service offerings for the foreseeable future.

4.	Please expand this disclosure to better explain how automated services and the changes in revenue and operating income that you discuss impact your results for each segment. In this regard, we assume from your disclosures earlier on this page under the heading “Cost of Services” that automated services are primarily used in your Unified Communications segment and are primarily used in services categorized as cost of services as opposed to services categorized as selling, general and administrative expenses. However, it is unclear from your current disclosure whether the increases in revenue and operating income that you discuss here are the increases in revenue and operating income for your Unified Communications segment. Moreover, since the three year period covered in your segmental analysis of results of operations reflects that the Unified Communications segment’s cost of services as a percentage of revenue has increased during this three year period, it appears that the gross profit margin and operating income margin of this segment would have decreased during this three year period. Please revise your disclosures as appropriate to better reconcile this stated increase in total operating income to the trends seen in your segmental analysis of results of operations, including clarifying whether your transition to automated services has actually reduced your gross profit margin and operating income margin. If multiple factors are having offsetting impacts on the gross profit margin and operating income margin of each segment, you should identify these factors and better explain this to your investors.

The Company uses the terms “automated services” and “agent-based services” to refer to the method through which the applicable service is provided to its customers. We classify 100% of the operations of the Company’s Unified Communications segment as automated, while only select service offerings in its

Securities and Exchange Commission

May 20, 2011

Communication Services segment represent automated services (with the remainder representing agent-based services). As noted on page 38 under the heading “Cost of Services”, the principal component of cost of services for the Company’s Communication Services segment is labor and labor related expense, with over 80% of Communication Services cost of services in 2010 being comprised of labor and labor related costs. In contrast, labor and labor related costs as a percentage of Unified Communications cost of services was less than 20% in 2010, with variable telephone expense representing the principal component of cost of services for the Company’s Unified Communications cost of services segment at nearly 75% of cost of services for the segment in 2010.

Revenue and operating income provided by the Company’s automated service offerings have grown to 53% and 95% of total revenue and operating income in 2010, respectively. The Company acknowledges the Staff’s comment relative to a decline in gross profit margins, as gross margins for automated services have decreased from 66.8% in 2008 to 61.7% in 2010 due to changes in product and geographic mix. However, net operating margin provided by automated services has improved from 24.3% in 2008 to 24.7% in 2010 and, over this same time period, net operating margin for agent-based services has decreased from 3.5% to 2.7%. On a consolidated basis, net operating margin has improved from 15.6% in 2008 to 17.6% in 2010. While the improvement in net operating margin for automated services during the period from 2008 to 2010 is not dramatic, the overall growth of automated services has driven an improvement in the Company’s consolidated operating income margins. Accordingly, the Company respectfully submits that its current disclosure relating to the effect of its increased focus on automated services has had on revenue and operating income, including as that impact may affect its separate segments differently as a result of the variance of the labor component in cost of sales, is appropriate.

Valuation for Stock-Based Compensation, page 39

5.	Please confirm to us that the independent third party appraisal used to value the stock options granted on May 3, 2010, was performed as of October 31, 2010 and delivered to you in December 2010. If this is the case, please tell us how you valued your stock options granted on May 3, 2010 for purposes of your June 30, 2010 and September 30, 2010 Forms 10-Q if the valuation was not delivered to you until December 2010. If management valued the stock options at the grant date, please tell us how this later appraisal compared to management’s valuation and whether you recorded any adjustments to your accounting for this grant based on the later appraisal. If our understanding is not correct, please revise your disclosure to better explain this matter.

Securities and Exchange Commission

May 20, 2011

The date of the appraisal from the independent third party appraisal used to value the stock options granted on May 3, 2010, was performed as of October 31, 2009 and delivered to us December 2009. The Company will correct future filings accordingly.

Results of Operations, page 42

Years Ended December 31, 2010 and 2009, page 42

Revenues by Business Segment, Page 43

6.	We note that revenue attributable to your Unified Communications segment has increased significantly during the three year period covered by your analysis of results of operations. We also note that other than acquisitions, the only explanation you give for this increase in revenue is “organic growth.” Please revise your segmental analysis of results of operations to better explain the underlying factors that are driving the increase in this segment’s revenue and the relative impact that each identified factor is having on the total increase in segment revenue. It is unclear from your current disclosures whether your organic growth is fully explained by your reference to the conferencing services business charging lower rates per minute but selling more minutes. Additionally, since these are offsetting factors that impact revenue from your conferencing services business, it is unclear from your current disclosure the impact that each factor is having. Please refer to Item 303 of Regulation S-K and our Release No. 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm, and revise your disclosures to provide your investors with better context for understanding the changes in your results of operations.

The Company intends to revise its disclosure relating to the increase in Unified Communications Services revenues in 2010 and 2009 in future filings to clarify that the increase in revenues has been driven by an increase in revenues from existing customers as well as the addition of new customers and, with respect to existing customers, the increase in minutes used has been offset, but only partially, by the decline in the rate per minute charged. The Company also intends to highlight the more prominent effect of international organic growth in 2010 following the completion of the acquisition of Genesys, which is based outside of the United States and which is already highlighted as comprising the Company’s non-organic growth in 2009. Accordingly, the Company intends to revise the segmental analyses as follows:

2010 compared to 2009

Unified Communications revenue in 2010 increased $93.7 million, or 8.3%, to $1,220.2 million from $1,126.5 million in 2009. The increase in revenue included $23.3 million from the acquisition of the assets of Stream57 and the SKT Business Communication Solutions division. The remaining $70.4 million increase was attributable to organic growth resulting from an increase in revenue from existing customers driven by an increase in total minutes used by those customers, partially offset by a decline in the rate per minute charged to those customers, as well as the addition of new customers. Since we entered the conferencing services business, the average rate per minute that we charge has declined while total minutes sold has increased. This is consistent with industry trends which we expect to continue for the foreseeable future. During 2010, revenue in the Asia Pacific (“APAC”) and Europe, Middle East and Africa (“EMEA”) regions grew to $383.5 million, an increase of 14.3% over 2009, representing $48.4 million of our organic growth in 2010.

2009 compared to 2008

Unified Communications revenue in 2009 increased $131.4 million, or 13.2%, to $1,126.5 million from $995.2 million in 2008. The increase in revenue included $95.2 million from the acquisition of Genesys which was completed in May 2008. The remaining $36.2 million increase was attributable to organic growth resulting from an increase in revenue from existing customers driven by an increase in total minutes used by those customers, partially offset by a decline in the rate per minute charged to those customers, as well as the addition of new customers. Since we entered the conferencing services business, the average rate per minute that we charge has declined while total minutes sold has increased.

Securities and Exchange Commission

May 20, 2011

7.	We note that the decline in your communication services segment’s revenue is primarily the result of decreased revenue from your agent-based services including the reduction in revenue from purchased paper operations. However, later in this paragraph you clarify that the reduction in purchase paper revenue only accounts for $5.5 million of the total $83.8 million decrease in revenue from agent-based services. Therefore, it appears that you have not explained the underlying factors contributing to the vast majority of the decrease in revenue from agent-based services. Please expand your discussion to discuss the specific reasons for the decline in your agent based services and disclose whether any of these underlying factors represent a trend that you expect to continue for the foreseeable future. We note that revenue for this segment has declined in each of the last two years.

The Company’s intention in disclosing the $5.5 million decline in purchased paper was to clarify that it had exited that business in its entirety, rather than to indicate its overall significance to the decline in Communication Services revenue in 2010.

In response to the Staff’s comment, the Company will revise its disclosure with respect to the 2010 decline in our Communication Services revenues in future filings to provide additional clarity as follows:

Communication Services revenue in 2010 decreased $80.6 million, or 6.4%, to $1,173.9 million from $1,254.5 million in 2009. The decrease in revenue in 2010 is primarily the result of decreased revenue from our agent-based services, including a $64.5 million reduction in our consumer-based agent services, a $35.2 million reduction in our direct response agent services and a $5.5 million reduction in revenue from purchased paper operations resulting from our decision in 2009 to discontinue portfolio receivable purchases. The decrease in our consumer-based agent services was a result of reduced call volume associated with weak economic conditions and a movement of call volume from domestic to foreign locations, having lower rates, a trend that we expect to continue for the foreseeable future. The decrease in direct response agent services is consistent with the trend over the past few years, which we expect to continue for the foreseeable future, but at a lower rate. Our Communication Services revenues were further reduced in 2010 by $12.4 million as a result of the sale of our Public Safety CAD business in December of 2009. Offsetting these revenue reductions in our consumer based customer service

Securities and Exchange Commission

May 20, 2011

revenue and our traditional direct response business was an $18.9 million increase in our business-to-business services, which resulted from an increase in our customer base as well as volume growth from existing customers.

Financial Statements, page F-1

8.	Please continue to update the financial statements and related financial information included in the filing, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date.

The Company notes the Staff’s comment, and will continue to update the financial statements and related financial information, as necessary, in future filings in compliance with Rule 3-12 of Regulation S-X.

Notes to Consolidated Financial Statements, page F-7

Note 1. Summary of Significant Accounting Policies, page F-7

9.	Please refer to your accounting policy for revenue recognition beginning on page F-8. We note that in some instances you provide multiple products or services to your customers, and we note your references to recognizing revenue based on contract milestones or based on multiple elements. Please describe to us in more detail the situations in which you provide multiple products or services, including multiple milestones or deliverables within a single contract, to your customers and how you determined the appropriate method of revenue recognition for each such situation.

As described in the Company’s Summary of Significant Accounting Policies on page F-9, in some instances the Company provides multiple products and services to our customers.

The Company’s emergency communications product line within its Communication Services segment has long-term customer contracts which, depending on the contract, may include some or all of the following features:

•

Manufacture of customer-specific designed products (such as 911 systems). The Company itemizes all components/products/services that are being sold under any given contract with a customer such that each component is assigned a separate sales price within the contract. Pricing for the various items sold under the contract begin with a pricing list that is then adjusted based upon a negotiated discount. As such, the Company uses its estimated selling prices for determining the amount of revenue to record for each component upon completion of delivery of such component/product/service in accordance with ASU 2009-13.

Securities and Exchange Commission

May 20, 2011

•

Installation of the system. After the system is tested and determined to be functioning, it is disassembled, packaged and shipped to the physical location of the customer. The Company’s standard customer contracts for these systems include the following language: All amounts paid are final and nonrefundable. Equipment and Software may be returned only pursuant to a valid warranty claim or as permitted as part of Maintenance and Support Services. The Company records revenue for each shipped system at the time it is shipped sold under its standard customer contracts based on the selling price as noted in the customer contract. Certain of the Company’s customer contracts also require that the Company provide installation services for the shipped systems. Under these circumstances, the Company records revenue based on the selling price as noted in the customer contract when it receives notification from the customer that the completed installation is approved.

•

Long-term maintenance of the 911 system. In the majority of the Company’s customer contracts, it records this revenue relating to long-term maintenance of systems ratably over the life of the maintenance agreement based on the selling price of the maintenance services as noted in the customer contract.

The Company notes for the Staff’s benefit that the revenue recognized using multiple element revenue in fiscal 2010 was $17.7 million, or less than 1% of the Company’s consolidated revenue. Periodically, the Company has utilized milestone accounting for revenue recognition on multi-year installation projects. However, these instances are rare and not material to its consolidated revenue. In future filings, the Company will delete reference to contract milestones unless circumstances warrant inclusion.

Accordingly, the Company believes its accounting policy appropriately describes the significant elements and deliverables associated with each component of its revenue.

Note 9. Long-Term Obligations, page F-22

2019 Senior Notes, page F-26

10.	We note your issuance of the $650 million 2019 Senior Notes on November 24, 2010 and that proceeds from the issuance were used to redeem your $650 million 9.5% Senior Notes due 2014. We further note that as part of the redemption of your 9.5% Senior Notes due 2014, you paid a $32.8 million tender premium. Please expand your disclosure to provide your readers with the original terms of the $650 million 9.5% Senior Notes due 2014, including discussion of the redemption premium of 104.750%. If not apparent from this disclosure, please clarify why a premium in the amount of $32.8 million was required.

Securities and Exchange Commission

May 20, 2011

The Company has disclosed in Footnote 19 that a premium in the amount of $32.8 million was paid as a redemption call premium for the 9.5% Senior Notes due 2014 (the “2014 Notes”) and in Footnote 9 that $650.0 million in principal amount of the 2014 Notes were repaid in 2010. Further, the Company will revise its disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” in future filings to clarify that the repurchase of the 2014 Notes included a payment of $32.8 million as tender offer consideration and consent payment in connection with its tender offer to repurchase the 2014 Notes, as well as redemption call premium for 2014 Notes that were not tendered. The Company’s prior filings, including its 2009 10-K and prior filings of the Registration Statement described the terms of the 9.5% Notes due 2014. In light of the repurchase of all of the 2014 Notes and the proposed additional disclosure regarding the tender and consent and redemption premiums paid, the Company respectfully submits that expanded disclosure to describe other terms of the 2014 Notes would not be meaningful to a potential investor.

Note 11. Income Taxes, page F-28

11. We read at the top of page F-31 that you had foreign earnings of approximately $132.5 million at December 31, 2010 which will be indefinitely reinvested, and therefore deferred income taxes of approximately $30.0 million have not been provided on these foreign subsidiary earnings. Please tell us how much of your cash and cash equivalents balance at December 31, 2010 was held at these foreign subsidiaries. If the cash and cash equivalents held at these foreign subsidiaries is a significant amount of your total cash and cash equivalents, please disclose this in your analysis of Liquidity and Capital Resources beginning on page 49, including quantifying the amount of cash at these foreign subsidiaries, whether you anticipate needing to access this cash, and the costs of repatriating this cash.

In response to the Staff’s comment, the Company will revise its disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” in future filings to include additional disclosure with respect to the amount of investments held by foreign subsidiaries that would be subject to the potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries, as follows:

As of December 31, 2010, the amount of cash and cash equivalents held by our foreign subsidiaries was $94.8 million. If these funds are needed for our operations in the U.S., we would be able to repay intercompany loans of $53.5 million with no income tax effects. We have also accrued U.S. taxes on $97.8 million of unremitted foreign earnings and profits. Our intent is to permanently reinvest a portion of these funds outside the U.S. for acquisitions and capital expansion, and to repatriate a portion of these funds. Based on our current projected capital needs and the current amount of cash and cash equivalents held by our foreign subsidiaries, we do not

Securities and Exchange Commission

May 20, 2011

anticipate incurring any material tax costs beyond our accrued tax position in connection with such repatriation, but we may be required to accrue for unanticipated additional tax costs in the future if our expectations or the amount of cash held by our foreign subsidiaries change.

Exhibit Index, page II-5

Exhibit 10.10

12.	It appears that the exhibits and schedules to Exhibit 10.10, the amended and restated credit agreement dated as of October 5, 2010, have not been filed on EDGAR. In addition, the signature page for the agreement is not filed. Please refile this complete exhibit. We note that while Item 601(b)(2) of Regulation S-K permits you to omit schedules (or similar attachments) if they do not contain information which is material to an investment decision or which is already disclosed in the agreement or disclosure document, there is not a similar provision in Item 601(b)(4) or Item 601(b)(10) of Regulation S-K.

The Company will re-file the Amended and Restated Credit Agreement with a complete set of Schedules and Exhibits. With respect to the omission of a signature page, the Amended and Restated Credit Agreement is an exhibit to the Restatement Agreement dated as of October 5, 2010, filed as Exhibit 10.09. The Amended and Restated Credit Agreement became legally effective by the agreement of the Company and its lenders pursuant to the terms of the Restatement Agreement and accordingly was not separately executed.

* * * * *

Thank you for your prompt attention to the Company’s responses. If you wish to discuss the responses being submitted herewith at any time, or if there is anything we can do to facilitate the Staff’s processing of this response, please feel free to contact me at (312) 853-4348 or my partner Fred Lowinger at (312) 853-7238.

Very truly yours,

/s/ Robert L. Verigan